A P P E N D I X   I

R O C K   C R E E K   R E C O N C I L I A T I O N

RESOURCE MODELING INC.

February 9, 2005

To:	Harry Parker

Fr:	Mike Lechner

Re:	Rock Creek Reconciliation

  Scope of Study

     The scope of this study was to summarize gold resources inside of three Lerchs-Grossmann (LG) pits using six block models that were constructed for the Rock Creek deposit. Tonnes, grade, and contained gold ounces above a 0.62 g/t cutoff grade (specified by NovaGold) were tabulated for all estimated blocks in the various models. The resources were summarized by mineral zones and also as a function of distance to the closest drill hole that was used to estimate block grades.

     In addition to summarizing gold resources, several representative cross sections were created in order to compare and contrast the different models. General observations were made during the course of performing the reconciliation comparisons and are discussed.

  Methods

     NovaGold provided the three LG pits as MineSight geometry objects. The LG’s were generated by Norwest personnel using a $325 gold price and consistent cost parameters. The three pits were generated from different resource models. The table below summarizes the three pits that were used in the reconciliation study.

Table 1: LG Pits
Pit/Model/Vintage	MineSight Pit Object	Block Model File	Comments
Spring 2003	Au 325.msr	R515.DAT	Based on 2003 PACK model
Spring 2004	LG AUKR4 $325 shell.msr	RK15.DAT	Based on AMEC krige model
November 2004	LG $325 shell.msr	RKCK15.DAT	Based on AMEC kriged & inverse distance model

     Each of the three LG pits was intersected with the top of bedrock surface that was updated for the November 2004 model. The resultant solids were visually inspected and interrogated for mathematical correctness (no holes, overlapping triangles, etc.). No problems were detected for the three pit solids, and cubic volume was calculated and recorded for each pit. Three-dimensional block partials were created for each solid and used for summarizing resources.

     A default constant density of 2.71 tonnes/m3was used to calculate tonnes for each pit/model. This density was determined by AMEC in the spring of 2004 to be reasonable for the Rock Creek deposit.

     A copy of the 2003 PACK model was obtained from Norwest associate Robert Proudfoot. Resource summarizes were tabulated and then compared with previous statements. Total model resources were verified, ensuring that the correct model was used. A summary of resources inside of the 2003 scoping

February 9, 2005

study pit was prepared at a 1.0 g/t gold cutoff grade using a 2.6 tonnes/m3 density and was found to compare very closely with a summary of pit material that was supplied by Robert Proudfoot.

     Four of the other models were extracted from their original source files and imported into a single MineSight reconciliation model (grade items, zone codes, distance to data, etc). The 2003 PACK model could not be imported into the reconciliation model without reblocking because it had a different block size than the other two models. The 2003 PACK model contained equidimensional blocks measuring 5m x 5m x 5m, while the 2004 AMEC models used a block size of 5m x 10m x 5m. It was decided that reblocking the 2003 PACK model would add another variable into the mix that could be difficult to explain. A sixth model was created for this study using the November 2004 drill hole database that was then adjusted using the spring 2004 AMEC adjustment factors. Table 2 summarizes the six grade models that were used for this study.

Table 2: Resource Models
Model	Original Grade Items	Original Model
2003 PACK	AUK1, AUK2, PART1, PART2	R515.DAT
2004 PACK	AUK20	RK15.DAT
Spring 2004 AMEC Recommended	AUKR4	RK15.DAT
Nov. '04 Data - Spring '04 Adjustments	n/a	n/a
Nov. 2004 AMEC Recommended	AUKR4	RKCK15.DAT
Nov. 2004 AMEC Upside	AUKR6	RKCK15.DAT

     The 2004 PACK model was obtained by AMEC in the spring of 2004 and loaded to their model for comparative purposes. The recommended spring and November 2004 AMEC models were based on downward adjustments that were made to reverse circulation assays with metal at risk removed. The “Nov. ’04 Data – Spring Adjustments” entry uses the same data used to construct the November 2004 AMEC model, but uses spring 2004 adjustment equations (different from those developed for November 2004 AMEC model). The November 2004 AMEC upside model was constructed using core data that were factored upward based on correlations that were made with reverse circulation data (i.e. core assays multiplied times 1.25) .

     The MineSight procedure “pitres” was used to summarize gold resources for each pit. The total tonnes at a zero cutoff grade as reported by “pitres” checked very closely with the theoretical tonnes for each of the three-dimensional pit solids using a density of 2.71 tonnes/m3. Distance to data bins were calculated in 10-meter increments for the 2003 PACK and November 2004 AMEC models using the distance to the closest drill hole composite that was stored in the blocks. This allowed the resources to be summarized as a function of distance to data.

  Results

     Resources for all estimated blocks were summarized in each of the pits using a 0.62 g/t gold cutoff grade by mineral zone and distance to data. Table 3 tabulates the resources for the 2003 scoping study pit, the spring 2004 pit and the November 2004 pit. Table 4 summarizes incremental and cumulative tonnes, grade, and contained gold ounces for the 2003 PACK and November 2004 AMEC models as a function of distance to data. There are some minor differences in the calculated gold ounces in Tables 3 and 4 due to grade rounding differences.

Table 3: Summary of Resources by Mineral Zone
2003 $325 Scoping Study LG Pit

Model	Total Above Cutoff			Albion Shear			Zone 1			Zone 2			Zone 3			Zone 99
	Tonnes (000)	Au (g/t)	Ozs (000)	Tonnes (000)	Au (g/t)	Ozs (000)	Tonnes (000)	Au (g/t)	Ozs (000)	Tonnes (000)	Au (g/t)	Ozs (000)	Tonnes (000)	Au (g/t)	Ozs (000)	Tonnes (000)	Au (g/t)	Ozs (000)
2003 PACK	16,708	1.60	859.5	1,610	3.08	159.4	15,098	1.44	699.0	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2004 PACK	9,657	2.10	651.5	2,036	2.97	194.4	3,629	1.94	226.3	2,053	1.68	110.9	4	8.89	1.1	1,935	1.91	118.8
Spring 2004 AMEC Recommended [1]	11,796	1.18	446.0	3,487	1.61	180.5	5,741	1.02	188.3	2,053	0.94	62.0	19	1.20	0.7	496	0.91	14.5
Nov. '04 Data - Spring '04 Adj. [2]	11,337	1.26	459.3	3,069	1.71	168.7	5,163	1.17	194.2	1,466	0.97	45.7	4	1.22	0.2	1,635	0.96	50.5
Nov. 2004 AMEC Recommended [3]	11,217	1.28	459.9	3,195	1.75	179.8	4,972	1.16	185.4	1,411	0.97	44.0	4	1.22	0.2	1,635	0.96	50.5
Nov. 2004 AMEC Upside [4]	13,385	1.34	576.7	3,207	1.76	181.5	6,389	1.33	273.2	2,149	1.03	71.2	5	1.75	0.3	1,635	0.96	50.5

Spring 2004 $325 LG Pit

Model	Total Above Cutoff			Albion Shear			Zone 1			Zone 2			Zone 3			Zone 99
	Tonnes (000)	Au (g/t)	Ozs (000)	Tonnes (000)	Au (g/t)	Ozs (000)	Tonnes (000)	Au (g/t)	Ozs (000)	Tonnes (000)	Au (g/t)	Ozs (000)	Tonnes (000)	Au (g/t)	Ozs (000)	Tonnes (000)	Au (g/t)	Ozs (000)
2003 PACK	8,650	1.66	462.6	913	3.3	96.9	7,737	1.47	365.7	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2004 PACK	5,750	2.41	445.6	1,271	3.25	132.8	2,611	2.08	174.6	1,199	1.95	75.2	32	6.33	6.5	637	2.76	56.5
Spring 2004 AMEC Recommended [1]	7,847	1.27	319.5	1,965	1.87	118.1	4,126	1.08	143.3	1,418	0.97	44.2	100	1.99	6.4	238	0.98	7.5
Nov. '04 Data - Spring '04 Adj. [2]	6,869	1.36	301.1	1,801	1.9	110.0	3,690	1.23	145.9	1,045	1.00	33.6	81	1.76	4.6	252	0.86	7.0
Nov. 2004 AMEC Recommended [3]	6,815	1.39	304.6	1,897	1.97	120.2	3,581	1.22	140.5	1,005	1.00	32.3	80	1.79	4.6	252	0.86	7.0
Nov. 2004 AMEC Upside [4]	8,097	1.48	385.9	1,904	1.97	120.6	4,392	1.42	200.5	1,457	1.08	50.6	92	2.44	7.2	252	0.86	7.0

December 2004 $325 LG Pit

Model	Total Above Cutoff			Albion Shear			Zone 1			Zone 2			Zone 3			Zone 99
	Tonnes (000)	Au (g/t)	Ozs (000)	Tonnes (000)	Au (g/t)	Ozs (000)	Tonnes (000)	Au (g/t)	Ozs (000)	Tonnes (000)	Au (g/t)	Ozs (000)	Tonnes (000)	Au (g/t)	Ozs (000)	Tonnes (000)	Au (g/t)	Ozs (000)
2003 PACK	8,862	1.60	455.9	859	3.14	87	8,003	1.43	367.9	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2004 PACK	5,899	2.46	466.1	1,225	3.34	131.5	2,868	2.03	187.2	1,157	1.92	71.4	46	9.96	14.7	603	3.16	61.3
Spring 2004 AMEC Recommended [1]	7,906	1.22	309.3	1,768	1.79	101.7	4,522	1.05	152.7	1,282	0.95	39.2	98	2.63	8.3	236	0.98	7.4
Nov. '04 Data - Spring '04 Adj. [2]	7,408	1.38	328.1	1,724	1.97	109.2	4,126	1.23	163.2	1,000	1.01	32.5	114	2.14	7.8	444	1.08	15.4
Nov. 2004 AMEC Recommended [3]	7,331	1.40	330.5	1,803	2.05	118.8	4,014	1.22	157.4	957	1.01	31.1	113	2.15	7.8	444	1.08	15.4
Nov. 2004 AMEC Upside [4]	8,673	1.51	419.7	1,810	2.05	119.3	4,895	1.42	223.5	1,407	1.08	48.9	117	3.34	12.6	444	1.08	15.4

Model Definition	Description
2003 PACK	2003 Robert Prevost PACK model
2004 PACK	2004 Robert Prevost PACK model
Spring 2004 AMEC Recommended [1]	Spring 2004 AMEC recommended model (AUKR4) - (RC adjusted to core)
Nov. '04 Data - Spring '04 Adj. [2]	Nov. 2004 Database - Spring 2004 AMEC adjustment factors
Nov. 2004 AMEC Recommended [3]	Nov. 2004 AMEC recommended model (AUKR4) - (RC adjusted to core)
Nov. 2004 AMEC Upside [4]	Nov. 2004 AMEC upside model (AUKR6) - (core adjusted to RC)

Notes:
LG pits clipped to top of bedrock surface
Density of 2.71 tonnes/m 3 used
All estimated block grades inside of pits were tallied
2003 PACK mineral zones summarized as Albion shear and tension vein types
2004 PACK mineral zones obtained from Spring 2004 AMEC model

Table 4: Resource Summary by Distance – Scoping Study Pit

Distance to Data (m)	2003 PACK						Nov 2004 AMEC
	Incremental			Cumulative			Incremental			Cumulative
	Tonnes (000)	Au (g/t)	Au Ozs (000)	Tonnes (000)	Au (g/t)	Au Ozs (000)	Tonnes (000)	Au (g/t)	Au Ozs (000)	Tonnes (000)	Au (g/t)	Au Ozs (000)
0 to 10	1,116	1.53	54.9	1,116	1.53	54.9	4,486	1.40	201.9	4,486	1.40	201.9
10 to 20	3,748	1.49	179.5	4,864	1.50	234.4	5,083	1.24	202.6	9,569	1.31	404.5
20 to 30	3,829	1.46	179.7	8,693	1.48	414.1	1,137	1.10	40.2	10,706	1.29	444.7
30 to 40	3,016	1.57	152.2	11,709	1.50	566.3	376	1.00	12.1	11,082	1.28	456.8
40 to 50	1,959	1.62	102	13,668	1.52	668.3	135	1.00	4.3	11,217	1.28	461.1
50 to 60	1,303	1.75	73.3	14,971	1.54	741.6
60 to 70	893	1.88	54	15,864	1.56	795.6
70 to 80	491	2.28	36	16,355	1.58	831.6
80 to 90	270	2.52	21.9	16,625	1.60	853.5
90 to 100	81	2.37	6.2	16,706	1.60	859.7
Total	16,706	1.60	859.7	16,706	1.60	859.7	11,217	1.28	461.1	16,706	1.28	461.1

     Cumulative contained gold ounces are graphed for the two models as a function of distance to data in Figure 1.

Figure 1: Cumulative Ounces vs. Distance to Data

  Discussion

     The 2003 scoping study pit contains nearly three times as much total material as the 2004 LG pits (56.7 million tonnes vs. 18.6 million tonnes). Similarly, this pit contains roughly 40% more material above a 0.62 g/t cutoff grade than the other pits. The 2003 PACK model contains about 400,000 more contained gold ounces than the other AMEC models within the scoping study pit. Approximately half of the difference is due to the fact that the 2003 scoping study pit was optimized using all estimated blocks from the 2003 PACK model. Block grades were estimated up to 100 meters from drill hole data in that model. The maximum distance that drill hole grades were projected in the AMEC models was 50 meters.

     Differences in estimation methods account for the remaining 200,000 ounce difference between the 2003 PACK model and the various AMEC models. In addition to estimation differences between the various models, the November 2004 AMEC model was estimated with significantly more drill hole data than were available for the 2003 PACK model. The additional drilling data consisted of core and RC twin holes and local infill data. Table 5 summarizes the differences between the 2003 PACK and November 2004 AMEC model for resources inside of the 2003 scoping study pit.

February 9, 2005

Table 5: Summary of Differences

Resource Model	Contained Au Ozs (000)
2003 PACK Model	860
November 2004 AMEC	461
Difference	399

Main Differences	Contained Au Ozs (000)
Ozs Beyond 50m	192
Estimation Differences	207
Total Difference	399

     The difference in contained ounces between the two models shown in Table 5 that were attributed to differing estimation methods is difficult to quantify by individual categories. The principal differences include: 1) reverse circulation assays were factored downward by AMEC for the November 2004 model, while no factoring of assays was done for the 2003 PACK model, 2) more drilling data were available for the 2004 model and the proportion of meters drilled using core increased from 50 to 67 percent of the total, 3) there are a number of cases where excessive grade projection occurred from high-grade intercepts at the bottom of drill holes in the 2003 PACK model, 4) some localized grade smearing in the 2003 PACK model, and 5) differences in the way in which metal at risk was handled for each model.

     The decision by AMEC to factor reverse circulation assay data are discussed in the June 2004 and February 2005 AMEC reports and will not be discussed in this memorandum. There are several examples were 2003 PACK block grades could not be supported based on newly acquired infill drilling data (e.g. section 480 north). Similarly, in the 2003 PACK model, it was observed that the last drill hole composite in at least five drill holes generated a large volume of blocks in excess of 2 g/t gold. In these cases, the high-grade composites were only loosely constrained by a grade probability contour (0.37 probability of the block being in excess of 0.25 g/t). In the 2003 PACK model, metal at risk was removed by capping gold composites at 15, and 17 g/t for the tension vein regime (mineral zones 1 and 2) and the Albion Shear zone material, respectively. Metal at risk was removed by the outlier restriction method in the November 2004 AMEC model.

     A series of east-west cross sections were prepared for the 2003 PACK, spring 2004 AMEC, and November 2004 AMEC models and are shown as Figures 2 through 10. These cross sections contain the 2003 scoping study and December 2004 LG pit outlines based on a $325 gold price. Mineral zone outlines, including the 0.25 g/t probability outline used in the 2003 PACK model are also shown on the sections along with the trace of the Sophie Gulch Fault.

Page 6 February 9, 2005

Figure 2: Section 360 North

Au (g/t)
0.50 – 1.00
1.00 – 1.50
1.50 – 2.00
> 2.0
RR-0-03
2003 PACK Model
Scoping Study Pit
Dec04 LG
0.37 Prob.
Zone 1
Zone 2
Albion
SG Fault
Spring 2004 AMEC Model
Au (g/t)
0.50 – 1.00
1.00 – 1.50
1.50 – 2.00
> 2.0
November 2004 AMEC Model

Page 7 February 9, 2005

Figure 3: Section 450 North

Au (g/t)
0.50 – 1.00
1.00 – 1.50
1.50 – 2.00
> 2.0
RR-0-11
2003 PACK Model
Scoping Study Pit
Dec04 LG
0.37 Prob.
Zone 1
Zone 2
Albion
SG Fault
Spring 2004 AMEC Model
RKDC03-197
RKRC04-041
Au (g/t)
0.50 – 1.00
1.00 – 1.50
1.50 – 2.00
> 2.0
November 2004 AMEC Model

Page 8 February 9, 2005

Figure 4: Section 630 North

RR-0-26
0.50 – 1.00
1.00 – 1.50
1.50 – 2.00
> 2.0
2003 PACK Model
Scoping Study Pit
Dec04 LG
0.37 Prob.
Zone 1
Zone 2
Albion
SG Fault
Spring 2004 AMEC Model
0.50 – 1.00
1.00 – 1.50
1.50 – 2.00
> 2.0
November 2004 AMEC Model

Page 9 February 9, 2005

Figure 5: Section 780 North

Au (g/t)
0.50 – 1.00
1.00 – 1.50
1.50 – 2.00
> 2.0
RC-7-014
2003 PACK Model
Scoping Study Pit
Dec04 LG
0.37 Prob.
Zone 1
Zone 2
Albion
SG Fault
Spring 2004 AMEC Model
Au (g/t)
0.50 – 1.00
1.00 – 1.50
1.50 – 2.00
> 2.0
November 2004 AMEC Model

Page 10 February 9, 2005

Figure 6: Section 825 North

Au (g/t)
0.50 – 1.00
1.00 – 1.50
1.50 – 2.00
> 2.0
RR-8-079
2003 PACK Model
Scoping Study Pit
Dec04 LG
0.37 Prob.
Zone 1
Zone 2
Albion
SG Fault
Spring 2004 AMEC Model
Au (g/t)
0.50 – 1.00
1.00 – 1.50
1.50 – 2.00
> 2.0
November 2004 AMEC Model

Page 11 February 9, 2005

Figure 7: 570 – 600 North

Au (g/t)
0.50 – 1.00
1.00 – 1.50
1.50 – 2.00
> 2.0
570 North
Scoping Study Pit
Dec04 LG
0.37 Prob.
Zone 1
Zone 2
Albion
SG Fault
585 North
Au (g/t)
0.50 – 1.00
1.00 – 1.50
1.50 – 2.00
> 2.0
600 North

Page 12 February 9, 2005

Figure 8: 945 – 975 North

Au (g/t)
0.50 – 1.00
1.00 – 1.50
1.50 – 2.00
> 2.0
945 North
Scoping Study Pit
Dec04 LG
0.37 Prob.
Zone 1
Zone 2
Albion
SG Fault
960 North
Au (g/t)
0.50 – 1.00
1.00 – 1.50
1.50 – 2.00
> 2.0
975 North

February 9, 2005

     Comments are provided below for each cross section shown in Figures 2 through Figure 10. These comments explain major differences between the 2003 PACK and November 2004 AMEC resource models.

  Figure 2: Section 360 North – In this section, the 2003 PACK model shows a relatively thick continuous high-grade zone that is driven in part by the second to last composite in hole RR-0-03 (second hole from right on top panel). Subsequent infill drilling did not confirm the PACK model’s steep west plunging shoot on the east end of the section. The Albion was modeled as a square- shaped body in the November 2004 AMEC based on new drill hole information. The Albion was not modeled on this section in the 2003 PACK and spring 2004 AMEC models.

  Figure 3: Section 450 North – In this section, the last composite in hole RR-0-11 (second hole from right on top panel - 4.68m of 10.878 g/t Au) created a large zone of mineralization in the 2003 PACK model. Subsequent twin holes (RKDC03-197, and RKRC04-041) did not confirm the mineralization in RR-0-11, resulting in less high-grade mineralization in the November 2004 AMEC model. Block grades from the 2003 PACK model generated from the last composite in RR-0-11 essentially “carried” the eastern lobe of the scoping study pit.

  Figure 4: Section 630 North – In this section, the last composite in RR-0-26 (second hole from right - 4.5m of 10.861 g/t Au) generated a large zone of relatively high-grade material that helped to “carry” the eastern lobe of the scoping study pit.

  Figure 5: Section 780 North – In this section, the last composite in hole RC-7-014 (1.98m of 4.241 g/t Au) created a relatively continuous zone of high-grade mineralization in the Albion that helped to “carry” the western lobe of the scoping study pit

  Figure 6: Section 825 North – The last two composites in hole RR-8-079 (second from left on top panel - 5m of 7.057 and 0.49m of 8.948 g/t Au) generated a continuous zone of high-grade that helped to “carry” the western lobe of the scoping study pit.

  Figure 7: 570 – 600 North – This figure contains a series of three east-west cross sections through the 2003 PACK model that only shows block grades that were estimated by drill holes that were more than 50 meters from the blocks. A pod of high-grade mineralization that should be classified as inferred material is shown to “carry” the eastern lobe of the scoping study pit.

  Figure 8: 945 – 975 North – This figure shows three consecutive cross sections through the 2003 PACK model where block grades were projected more than 50 meters from the closest drill hole. The high-grade pod adjacent to the Albion Shear zone appears to “carry” the western lobe of the scoping study pit. The 2004 models show a more restricted interpretation to the Albion Shear zone.

  Figure 9: 450 North – In this close-up view of section 450 north, a zone of high-grade mineralization in the 2003 PACK model, shown as a dashed red line, was generated by the last composite in hole RR-0-11. Subsequent twin hole drilling essentially negated that zone of mineralization in the November 2004 AMEC model.

  Figure 10: 480 North - In this close-up view of a portion of section 480 north, a zone of relatively high-grade material in the 2003 PACK model (dashed red line) was not confirmed by subsequent drilling (RKDC03-147, RKDC03-148, and RKDC04-282). The November 2004 LG pit reflects the new grade estimate based on additional data.

1 9 6 0  W.   M U I R H E A D   L O O P   •   T U C S O N,  A Z   •   8 5 7 3 7
P H O N E : ( 5 2 0 ) 4 9 8 - 4 7 7 0   •   F A X : ( 5 2 0 ) 2 1 9 - 8 1 9 0
C E L L : ( 5 2 0 ) 9 7 1 - 1 2 3 3   •   m l e c h n e r @ t h e r i v e r . c o m

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